
07008902

BB 1/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 51785 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NabCapital Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue 28th Floor
(No. and Street)

New York, New York 10167
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas DeMaio, President (212)916-9520
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square,New York, New York 10036-6530
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 1/17

# OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of nabCapital Securities, LLC, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

**KENNETH T. HUTCHINSON**
**Notary Public, State of New York**
**No. 01HU4693082**
**Qualified in Nassau County**
**Commission Expires May 31, 2011**

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

nabCapital Securities, LLC
(formerly National Australia Capital Markets, LLC)
September 30, 2007
with Report of Independent Registered Public Accounting Firm

# nabCapital Securities, LLC

(formerly National Australia Capital Markets, LLC)

## Statement of Financial Condition

September 30, 2007

## Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors of
nabCapital Securities, LLC

We have audited the accompanying statement of financial condition of nabCapital Securities, LLC (formerly National Australia Capital Markets, LLC) (the "Company"), as of September 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of nabCapital Securities, LLC at September 30, 2007 in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP
Ernst + Young LLP

November 26, 2007

nabCapital Securities, LLC
(formerly National Australia Capital Markets, LLC)

# Statement of Financial Condition

September 30, 2007

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 7,751,972 |
| Due from clearing broker | 260,275 |
| Due from affiliates | 677,352 |
| Securities owned, at market value | 169,560 |
| Total assets | $ 8,859,159 |
| | |
| **Liabilities and members' equity** | |
| Liabilities: | |
| Due to affiliates | $ 3,096,595 |
| | |
| Subordinated borrowings | 5,000,000 |
| | |
| Members' equity: | |
| Members' contribution | 375,000 |
| Retained earnings | 387,564 |
| Total members' equity | 762,564 |
| Total liabilities and members' equity | $ 8,859,159 |

*See accompanying notes to financial statements.*

nabCapital Securities, LLC
(formerly National Australia Capital Markets, LLC)

# Notes to Statement of Financial Condition

September 30, 2007

## 1. Organization

On September 27, 2007, nabCapital Securities, LLC (the "Company") changed its name from National Australia Capital Markets, LLC. The Company is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the "clearing broker").

## 2. Significant Accounting Policies

### Basis of Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

### Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker.

## 2. Significant Accounting Policies (continued)

### Securities Owned

Securities owned are stated at market value with related changes in unrealized appreciation or depreciation reflected in unrealized gain on investments. Market value is generally based on published market prices.

### Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Management does not expect the requirements of this interpretation to have a material impact on these financial statements.

**2. Significant Accounting Policies (continued)**

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, *Fair Value Measurements* ("SFAS No. 157"). The standard provides guidance for using fair value to measure assets and liabilities. The statement also responds to investors' requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of this statement to have a material impact on these financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and applies to all entities; however, most of the provisions only apply to entities that elect the fair value option. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. Management does not expect the requirements of this standard to have a material impact on these financial statements.

**3. Securities Owned**

At September 30, 2007, Securities owned, at market value of $169,560 consist of NASDAQ shares.

**4. Subordinated Borrowings**

On July 9, 2004, the Company entered into a subordinated loan agreement with the Parent for working capital purposes. The effective date of the agreement is August 31, 2004. The amount of the loan is $5,000,000; interest accrues at US LIBOR plus 0.38% and will mature on August 31, 2009. The agreement has been approved by the NASD as a satisfactory subordination agreement. As of September 30, 2007, the outstanding amount on this loan is $ 5,000,000.

**4. Subordinated Borrowings (continued)**

On April 13, 2007, the Company entered into a Revolving Subordinated Credit Agreement with the Parent for additional working capital when needed. The effective date of the agreement is May 15, 2007. The amount of the credit line is $100,000,000 and will mature June 14, 2008. This agreement has been approved by the FINRA as a satisfactory subordination agreement. As of September 30, 2007, there were no outstanding advances on this revolving credit line.

These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

**5. Related Party Transactions**

The Company's tax liabilities and benefits are settled through the New York Branch of the Parent.

Due from affiliates of $677,352 as of September 30, 2007 primarily represents receivable for commission income from the Parent of $346,024 and $331,328 income tax benefit receivable from the New York Branch of the Parent. Due to affiliates of $3,096,595 as of September 30, 2007 primarily represents payable to the New York Branch of the Parent of $634,528 and $2,462,067 for taxes paid and operating expenses, respectively, on behalf of the Company.

**6. Income Taxes**

The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities. The allocation of the Parent income tax benefit reflected on these financial statements is computed as if the Company was filing its own income tax returns with relevant taxing authorities.

Total income tax benefit for the year ended September 30, 2007 of $1,423,800 is comprised of current income tax benefit of $1,092,472 and deferred income tax benefit of $331,328.

Deferred tax assets at September 30, 2007 consist of net operating loss carryforwards. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2007, as management believes that it is more likely than not that the Company will generate

## 6. Income Taxes (continued)

sufficient taxable income to realize the potential benefit of future deductions from taxable income that have already been recognized for financial reporting purposes.

## 7. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $260,275 deposit with such clearing broker. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

## 8. Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2007, the Company had net capital of $5,024,387, which exceeded the regulatory requirement by $4,817,947.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2007, the Company was in compliance with all such requirements.


END